As filed with the Securities and Exchange Commission on March 9, 2023

Registration No. 333-268153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
(Check appropriate box or boxes)

Crescent Capital BDC, Inc.

(Exact Name of Registrant as Specified in Charter)

11100 Santa Monica Blvd.

Suite 2000

Los Angeles, California 90025

(Address of Principal Executive Offices)

(310) 235-5900

(Area Code and Telephone Number)

Jason Breaux

President and Chief Executive Officer

Crescent Capital BDC, Inc.

650 Madison Avenue

23rd Floor

New York, NY 10022

(Name and Address of Agent for Service)

Copies to:

Monica J. Shilling, P.C. Erin M. Lett H. Thomas Felix Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Telephone: (310) 552-4200 Fax: (310) 552-5900	Christopher Healey Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001 Telephone: (202) 636-5500 Fax: (202) 636-5502

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-268153) of Crescent Capital BDC, Inc., as supplemented March 7, 2023 (the “Registration Statement”), is being filed solely for the purpose of updating an exhibit to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No.  1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 15.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final adjudication as being material to the cause of action. The CCAP Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.

The CCAP Charter obligates CCAP, to the maximum extent permitted by Maryland law and the Investment Company Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at CCAP’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member, manager, partner or trustee and who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The CCAP Charter also permits CCAP, with the approval of the CCAP Board or a duly authorized committee thereof, to indemnify and advance expenses to any person who served a predecessor of CCAP in any of the capacities described above and any of CCAP’s employees or agents or any employees or agents of CCAP’s predecessor. In accordance with the Investment Company Act, CCAP will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition to the indemnification provided for in the CCAP Charter, CCAP has entered into indemnification agreements with each of CCAP’s current directors and certain of CCAP’s officers and with members of CCAP Advisor’s investment committee and CCAP intends to enter into indemnification agreements with each of CCAP’s future directors, members of CCAP Advisor’s investment committee and certain of CCAP’s officers. The indemnification agreements provide these directors and senior officers the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer or member of CCAP Advisor’s investment committee in any action or proceeding arising out of the performance of such person’s services as a present or former director or officer or member of CCAP Advisor’s investment committee.

Maryland law requires a corporation (unless its charter provides otherwise, which the CCAP Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Merger Agreement provides that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, existing in favor of the current or former directors, officers, managers or employees of FCRD, its subsidiaries, or FCRD Advisor (to the extent related to the management of FCRD) (collectively, the “FCRD D&O Indemnified Parties”), as provided in their respective organizational documents as in effect on the date of the Merger Agreement or in any contract disclosed or made available to CCAP prior to the date of the Merger Agreement, will survive the Mergers and will continue in full force and effect, and that CCAP will indemnify, defend and hold harmless, and advance expenses to such persons with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by applicable law as required by the organizational documents of FCRD or its subsidiaries as in effect on the date of the Merger Agreement. The Merger Agreement also provides that CCAP must cause the organizational documents of FCRD, as the surviving corporation in the First Merger (and any of its successors), to contain, for a period of six years after the Effective Time, provisions no less favorable with respect to indemnification, advancement of expenses and limitations on director, officer and employee liability with respect to the FCRD D&O Indemnified Parties and the period prior to the Effective Time than those that were set forth in the organizational documents of FCRD and its subsidiaries as of the date of the Merger Agreement. Such provisions may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the FCRD D&O Indemnified Parties.

In addition, the Merger Agreement provides that CCAP shall purchase and maintain in effect as of the Closing for the benefit of the FCRD D&O Indemnified Parties a six year “tail” insurance and indemnification policy that provides coverage for acts or omissions occurring at or prior to the Effective Time on terms and conditions no less advantageous to such parties than the existing directors’ and officers’ insurance policy maintained by FCRD and its subsidiaries on the date of the Merger Agreement. However, CCAP is not required to pay a total premium for such tail policy in excess of 300% of the annual premium paid by FCRD for such insurance as of the date of the Merger Agreement. If the premium for such tail policy would exceed such maximum premium, CCAP will only be required to obtain as much directors’ and officers’ insurance coverage as can be obtained by paying such maximum premium.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, CCAP Advisor and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from CCAP for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of CCAP Advisor’s services under the investment advisory and management agreement or otherwise as CCAP’s investment advisor.

The Amended & Restated Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, CCAP Administrator and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from CCAP for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of CCAP Administrator’s services under the Amended & Restated Administration Agreement or otherwise as CCAP’s administrator.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of CCAP pursuant to the foregoing provisions, or otherwise, CCAP has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by CCAP of expenses incurred or paid by a director, officer or controlling person of CCAP in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, CCAP will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Please refer to the section of the enclosed proxy statement/prospectus entitled “Comparison of Stockholder Rights” for a discussion of the differences between the rights of FCRD Stockholders and CCAP Stockholders.

Item 16. Exhibits.

(1)(a)	Articles of Amendment and Restatement of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on January 30, 2020 (File No. 814-01132).

(2)(a)	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on January 30, 2020) (File No. 814-01132).

(3)	Not applicable

(4)(a)	Agreement and Plan of Merger, dated as of October 3, 2022, by and among the Registrant, Echelon Acquisition Sub, Inc., Echelon Acquisition Sub LLC, First Eagle Alternative Capital BDC, Inc. and Crescent Cap Advisors, LLC (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 3, 2022 (File No. 814-01132)).

(4)(b)	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on October 3, 2022 (File No. 814-01132)).

(5)(a)	Form of the Registrant’s Stock Certificate (incorporated by reference to Exhibit (d)(2) included in Pre-Effective Amendment No. 1 to the Registration Statement in Form N-2, as filed on June 24, 2021 (File No. 333-255478)).

(5)(b)	Master Note Purchase Agreement, dated July 30, 2020, by and among the Registrant and the Purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 30, 2020).

(5)(c)	Form of 5.95% Series 2020A Senior Notes due July 30, 2023 (included in Exhibit (5)(b)).

(5)(d)	First Supplement and Amendment to Note Purchase Agreement, dated February 17, 2021, by and among the Registrant and the Purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 17, 2021).

(5)(e)	Form of 4.00% Series 2021A Senior Note Due February 17, 2026 (included in Exhibit (5)(d)).

(6)(a)	Investment Advisory Agreement by and between the Registrant and Crescent Cap Advisors, LLC, dated as of January 5, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 6, 2021).

(7)	Not applicable

(8)	Not applicable

(9)	Custodial Agreement, dated as of May 21, 2021, by and between the Registrant and U.S. Bank National Association (incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q filed on August 11, 2021).

(10)	Not applicable

(11)	Opinion and Consent of Venable LLP, Maryland counsel for the Registrant, with respect to the legality of shares (previously filed as Exhibit 11 to the Registrant’s Registration Statement on Form N-14, as filed on December 22, 2022).

(12)	Opinion and Consent of Simpson Thacher & Bartlett LLP, as to certain tax matters. *

(13)(a)	Amended and Restated Dividend Reinvestment Plan of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K filed on March 4, 2020).

(13)(b)	Amended and Restated Administration Agreement by and between the Registrant and CCAP Administration LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on February 3, 2020).

(13)(c)	Trademark License Agreement, dated April 30, 2015, by and between the Registrant and Crescent (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form 10 (File No. 000-55380) filed on June 5, 2015).

(13)(d)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form 10 (File No. 000-55380) filed on June 5, 2015).

(13)(e)	Conformed Loan and Security Agreement (conformed through Amendment No. 4) (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 17, 2020).

(13)(f)	Fifth Amendment to Loan and Security Agreement, dated June 21, 2021, among the Registrant, as the collateral manager, seller and equityholder, Crescent Capital BDC Funding, LLC, as the borrower, the banks and other financial institutions from time to time party thereto as lenders, and Wells Fargo Bank, National Association, as administrative agent, collateral agent, and lender (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on June 25, 2021).

(13)(g)	Senior Secured Revolving Credit Agreement dated October 27, 2021, by and among the Registrant as the Borrower, certain lenders party thereto and Sumitomo Mitsui Banking Corporation, as administrative agent, arranger, and lender (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 29, 2021).

(13)(h)	First Amendment to Senior Secured Revolving Credit Agreement dated March 4, 2022, by and among the Registrant as the Borrower, certain lenders party thereto and Sumitomo Mitsui Banking Corporation, as administrative agent, arranger, and lender (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 7, 2022).

(13)(i)	First Omnibus Amendment to the Senior Secured Revolving Credit Agreement and Guarantee and Security Agreement, dated January 13, 2023, by and among the Registrant as the Borrower, certain subsidiary guarantors party thereto, certain lenders party there to and Sumimoto Mitsui Banking Corporation, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 18, 2023).

(13)(j)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on January 31, 2020).

(13)(k)	Sixth Amendment to Loan and Security Agreement, dated March 7, 2023, by and among CCAP, as the collateral manager, seller and equity holder, CCAP SPV, as the borrower, and Wells Fargo Bank, National Association, as administrative agent, collateral agent, and lender (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 8, 2023).

(14)(a)	Consent of Ernst & Young LLP, the independent registered public accounting firm for the Registrant (previously filed as Exhibit 14(a) to the Registrant’s Registration Statement on Form N-14, as filed on December 22, 2022).

(14)(b)	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm for First Eagle Alternative Capital BDC, Inc (previously filed as Exhibit 14(b) to the Registrant’s Registration Statement on Form N-14, as filed on December 22, 2022).

(14)(c)	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm for First Eagle Logan JV LLC (previously filed as Exhibit 14(c) to the Registrant’s Registration Statement on Form N-14, as filed on December 22, 2022).

(15)	Not applicable

(16)	Power of Attorney (incorporated by reference to the signature page to the Registrant’s Registration Statement on Form N-14 filed on November 4, 2022).

(17)(a)	Form of Proxy Card of First Eagle Alternative Capital BDC, Inc. (previously filed as Exhibit 17(a) to the Registrant’s Registration Statement on Form N-14, as filed on January 19, 2023).

(17)(b)	Consent of Keefe, Bruyette & Woods, Inc. (previously filed as Exhibit 17(b) to the Registrant’s Registration Statement on Form N-14, as filed on November 4, 2022).

(17)(c)	Form of Election (previously filed as Exhibit 17(c) to the Registrant’s Registration Statement on Form N-14, as filed on December 22, 2022).

(18)	Filing Fees Table (incorporated by reference to Exhibit 18 to the Registrant’s Registration Statement on Form N-14 filed on November 4, 2022).

*	Filed herewith.

Item 17. Undertakings.

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, in the State of California, on the 9th day of March 2023.

CRESCENT CAPITAL BDC, INC.

By:	/s/ Jason A. Breaux
Jason A. Breaux
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Jason A. Breaux	Chief Executive Officer	March 9, 2023
Jason A. Breaux

*	Chief Financial Officer	March 9, 2023
Gerhard Lombard

*	Director	March 9, 2023
George G. Strong, Jr

*	Director	March 9, 2023
Steven F. Strandberg

*	Director	March 9, 2023
Michael S. Segal

*	Director	March 9, 2023
Kathleen Briscoe

*	Director	March 9, 2023
Elizabeth Ko

*	Director	March 9, 2023
Susan Yun Lee

*By:	/s/ Jason A. Breaux
Jason A. Breaux
Attorney-in-Fact

EXHIBIT INDEX

(12)	Opinion and Consent of Simpson Thacher & Bartlett LLP, as to certain tax matters.